                                                             EXHIBIT (a)(1)(N)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated December 5, 2002 (the "Offer to Purchase"), the supplement thereto dated January 15, 2003 (the "Supplement") and the related revised Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of the Purchaser by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Dealer Manager") or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                       Simon Property Acquisitions, Inc.,
                          a wholly owned subsidiary of
                           Simon Property Group, Inc.,
           Has Increased the Price of its Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                                       of
                             Taubman Centers, Inc.
                                       to
                              $20.00 Net Per Share

Simon Property Acquisitions, Inc., a Delaware corporation (including any successor thereto, the "Purchaser"), has increased the price of its offer to purchase all the outstanding shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Taubman Centers, Inc., a Michigan corporation (the "Company"), to a price of $20.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, the Supplement and the related revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). The Purchaser is a direct wholly owned subsidiary of Simon Property Group, Inc., a Delaware corporation ("SPG Inc.").

SPG Inc., Westfield America, Inc. ("WEA"), and the Purchaser have entered into an Offer Agreement dated January 15, 2003 (the "Offer Agreement"), which provides, among other things, that (i) all decisions with respect to the Offer shall be made jointly by SPG Inc. and WEA and (ii) if the Offer is consummated, WEA (or its designated assignee) will acquire 50% of the Purchaser at a purchase price equal to 50% of the aggregate Offer Price paid by the Purchaser in the Offer, and SPG Inc. and WEA will jointly control the Shares purchased in the Offer.

SHAREHOLDERS WHO HAVE ALREADY TENDERED SHARES PURSUANT TO THE OFFER USING THE PREVIOUSLY DISTRIBUTED (BLUE) LETTER OF TRANSMITTAL OR (YELLOW) NOTICE OF GUARANTEED DELIVERY AND WHO HAVE NOT WITHDRAWN SUCH SHARES NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO RECEIVE THE INCREASED OFFER PRICE OF $20.00 PER SHARE IF SHARES ARE ACCEPTED AND PAID FOR BY THE PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY

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THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 14, 2003, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other conditions set forth in the Offer to Purchase, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that represents, together with Shares owned by the Purchaser, SPG Inc., WEA or any of their respective subsidiaries, at least two-thirds (2/3) of the total voting power (as described in the Offer to Purchase) of the Company, (2) the Purchaser being satisfied, in its sole discretion, that after consummation of the Offer none of the Shares acquired by the Purchaser shall be deemed "Excess Stock" (as defined in the Offer to Purchase), (3) full voting rights for all Shares to be acquired by the Purchaser in the Offer having been approved by the shareholders of the Company pursuant to the Michigan Control Share Act (as defined in the Offer to Purchase), or the Purchaser being satisfied, in its sole discretion, that the provisions of such statute are invalid or otherwise inapplicable to the Shares to be acquired by the Purchaser pursuant to the Offer, and (4) the Purchaser being satisfied, in its sole discretion, that, after consummation of the Offer, the Michigan Business Combination Act (as defined in the Offer to Purchase) will not prohibit for any period of time, or impose any shareholder approval requirement with respect to, the proposed second step merger or any other business combination involving the Company and the Purchaser (or any other affiliate of SPG Inc. or WEA).

Except as otherwise expressly set forth in the Supplement and the revised Letter of Transmittal, all of the terms and conditions of the Offer previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and the Supplement and the revised Letter of Transmittal should be read in conjunction with the Offer to Purchase.

The purpose of the Offer is for SPG Inc. and WEA to acquire control of, and ultimately all the Common Stock of, the Company. If the Offer is consummated, SPG Inc. and WEA currently intend, as soon as practicable following the consummation of the Offer, to propose and seek to have the Company consummate a merger or similar business combination (the "Proposed Merger") with the Purchaser (or its designated assignee) pursuant to which each then outstanding Share (other than Shares held by the Purchaser, SPG Inc., WEA or their respective subsidiaries) would be converted into the right to receive an amount in cash per Share equal to the highest price per Share paid by the Purchaser pursuant to the Offer, without interest.

SPG Inc., WEA and the Purchaser are seeking to negotiate with the Company with respect to the combination of the Company with the Purchaser. SPG Inc. and WEA are willing to allow holders of limited partnership interests in The Taubman Realty Group Limited Partnership, including the Taubman family, to retain their economic interest in The Taubman Realty Group Limited Partnership or, at such holders' option, to participate in a potential transaction on mutually acceptable terms to be agreed to by the parties whereby such holders could receive either the Offer Price or an equivalent value for such holders' limited partnership interests by exchanging such interests on a tax efficient basis for Simon Property Group, L.P. limited partnership interests and/or securities of certain affiliates of WEA. Although they are open to discussing various potential transactions with the holders of such limited partnership units, none of SPG Inc., WEA nor the

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Purchaser has made or is making an offer to exchange such securities for any securities at this time. Any such offer would only be made in accordance with applicable securities laws. Holders of limited partnership interests in The Taubman Realty Group Limited Partnership and the Company's Series A and Series B Preferred Stock are not eligible to receive the Offer Price or other consideration in connection with the Offer. The Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased and the Offer Price) upon entering into a merger agreement with the Company or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into cash and/or securities of SPG Inc., its affiliates or certain affiliates of WEA in such amounts as are negotiated by SPG Inc., WEA and the Company.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to Computershare Investor Services (the "Depositary") of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to validly tendering shareholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest on the purchase price for Shares be paid by the Purchaser regardless of any extension of the Offer or by reason of any delay in making such payment. If, on or prior to the Expiration Date, the Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the increase in consideration. The Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

The term "Expiration Date" means 12:00 midnight, New York City time, on February 14, 2003, unless and until the Purchaser, in its sole discretion, extends the period of time for which the Offer is open, in which event the term "Expiration Date" means the time and date at which the Offer, as so extended by the Purchaser, will expire. Subject to the applicable rules and regulations of the Securities and Exchange Commission, the Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. Under no circumstances will interest on the purchase price for Shares be paid by the Purchaser regardless of any extension of the Offer or by reason of any delay in making such payment. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. The Purchaser does not currently intend to make available a "subsequent offering period" (within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), but has the right to do so under Rule 14d-11.

If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described under Section 4 of the Offer to Purchase and the Supplement. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder's offer.

If any tendered Shares are not purchased pursuant to the Offer for any reason, or if Shares purchased by certificates are submitted representing more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares delivered (a) pursuant to the book-entry transfer procedures set forth in Section 3 of the Offer to Purchase, such Shares will be credited to an account maintained within the Depositary Trust Company (the "Book-Entry Transfer Facility") or (b) by credit in connection with the Taubman Centers, Inc. Direct Registration System that are not accepted for payment by crediting the account with the Taubman Centers, Inc. Direct Registration System indicated in the Letter of Transmittal), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after the Expiration Date.

For a withdrawal to be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in
Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time on or prior to the Expiration Date by following any of the procedures described in Section 3 of the Offer to Purchase and Section 2 of the Supplement (as and to the extent applicable). All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, whose determination will be final and binding on all parties.

The Supplement and the revised Letter of Transmittal and all other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash pursuant to the Offer or the Proposed Merger will be a taxable transaction for U.S. federal income tax purposes and also may be a taxable transaction under applicable state, local or foreign income or other tax laws.

Shareholders of the Company should consult their own tax advisors regarding the specific tax consequences to them of the Offer and the Proposed Merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in their particular circumstances. The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase, the original Letter of Transmittal, the Supplement and the revised Letter of Transmittal contain important information that Shareholders should carefully read before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Additional copies of the Offer to Purchase, the Supplement, the revised Letter of Transmittal and all other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. No fees or commissions will be payable to brokers, dealers or other persons (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                             MACKENZIE PARTNERS, INC.
                               105 Madison Avenue
                          New York, New York 10016
                        (212) 929-5500 (Call Collect)
                                       or
                         Call Toll-Free (800) 322-2885
                      E-mail: proxy@mackenziepartners.com

                      The Dealer Manager for the Offer is:

                               MERRILL LYNCH & CO.
                            4 World Financial Center
                            New York, New York 10080
                          Call Toll-Free (866) 276-1462

                                January 15, 2003